Exhibit (d)(2)(b)(ii)

THE MAINSTAY FUNDS

AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, is made as of the 28th day of February 2020, between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and Winslow Capital Management, LLC, a Delaware limited liability company (the “Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to a Subadvisory Agreement, dated October 1, 2014 (the “Agreement”), and

WHEREAS, the Manager and the Subadvisor hereby wish to amend Schedule A of the Agreement to reflect a name change for the MainStay Large Growth Fund to the MainStay Winslow Large Cap Growth Fund.

NOW, THEREFORE, the parties agree as follows:

(i)	Effective February 28, 2020, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:	/s/ Brian J. McGrady	By:	/s/ Yie-Hsin Hung
Name:	Brian J. McGrady	Name:	Yie-Hsin Hung
Title:	Director and Associate General Counsel	Title:	Chief Executive Officer

WINSLOW CAPITAL MANAGEMENT, LLC

Attest:	/s/ Derek Ciernia	By:	/s/ Jeff Wieneke
Name:	Derek Ciernia	Name:	Jeff Wieneke
Title:	MD, CCO / GC	Title:	Chief Financial Officer

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SCHEDULE A

(As of February 28, 2020)

1. Subadvisor shall provide services for the following series of the Trust:

•	MainStay Winslow Large Cap Growth Fund

2. Subadvisor shall be paid:

0.40% of the average daily net asset value of all Subadvisor-serviced investment company assets managed by the Manager, including series of the Trust, up to $100 million;

0.35% of the average daily net asset value of all Subadvisor-serviced investment company assets managed by the Manager, including series of the Trust, from $100 million to $350 million;

0.30% of the average daily net asset value of all Subadvisor-serviced investment company assets managed by the Manager, including series of the Trust, from $350 million to $600 million;

0.25% of the average daily net asset value of all Subadvisor-serviced investment company assets managed by the Manager, including series of the Trust, from $600 million to $1 billion;

0.20% of the average daily net asset value of all Subadvisor-serviced investment company assets managed by the Manager, including series of the Trust, from $1 billion to $2.5 billion;

0.24% of the average daily net asset value of all Subadvisor-serviced investment company assets managed by the Manager, including series of the Trust, from $2.5 billion to $5 billion;

0.25% of the average daily net asset value of all Subadvisor-serviced investment company assets managed by the Manager, including series of the Trust, in excess of $5 billion; and

To the extent the management fee has a breakpoint or contractual waiver above $11 billion, the Subadvisor shall bear a portion of the reduction of the management fee or waive its fee in proportion to the percentage of the total subadvisory fees that the Subadvisor earns. Any contractual waiver shall be in place for a one-year period corresponding with the annual update of the Trust’s registration statement. The Manager and Subadvisor shall review any contractual waiver annually to determine the continuation or modification of such waiver.

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